May 27, 2022

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:	Cara Wirth
Mara Ransom

Re:	Swvl Holdings Corp

Registration Statement on Form F-1

Filed April 21, 2022

File No. 333-264418

Ladies and Gentlemen:

This letter is submitted on behalf of Swvl Holdings Corp (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated May 20, 2022 (the “Comment Letter”) with respect to the above referenced registration statement on Form F-1 filed with the Commission on April 21, 2022 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which will include changes in response to the Staff’s comments.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 1. All references to page numbers in these responses are to pages of Amendment No. 1.

Registration Statement on Form F-1 Filed April 22, 2022

Cover Page

1.

We note the significant number of redemptions of your Class A Ordinary Shares in connection with your business combination, the number of Class A Ordinary Shares being registered for resale here and in your registration statement on Form F-1 filed April 12, 2022, File No. 333-264416 (Resale Form F-1) will constitute a number of shares that is larger than your current public float. Please highlight the significant negative impact that the collective sales of shares could have on the public trading price of the Class A Ordinary Shares. Please highlight the potential significant negative impact sales of shares on this registration statement, and separately, combined with the sales of shares in your Resale Form F-1 could have on the public trading price of the Class A Ordinary Shares.

Response: The Company has revised its disclosure on the cover page to address the Staff’s comment.

2.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of your Class A Ordinary Shares. Your discussion should highlight the fact that over time B. Riley Principal Capital, LLC may purchase approximately 86% of your current outstanding shares, while consistently selling its shares, as needed, to maintain 4.99% ownership. Please describe the impact that such continuous sales may have on the market price of your Class A Ordinary Shares and please disclose that B. Riley Principal Capital, LLC will generally be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use, or earlier termination by the parties. Please also revise to highlight the fact that in your Resale Form F-1, that a few of your shareholders are beneficial owners of approximately 47% of your outstanding shares and will generally be able to sell all of their shares (as indicated in the Selling Securityholders table) at the same time that this registration statement is available for use. Please describe the impact that such continuous sales may have on the market price of your Class A Ordinary Shares. Please include risk factor disclosure that discusses the same.

Response: The Company has revised its disclosure on the cover page and pages 4, 7, 8, 46, 47 and 48 to address the Staff’s comment.

General

3.

Please disclose how you determined the total amount and material terms of the equity financing agreement with B. Riley Principal Capital, LLC, including a discussion of any material discussions or negotiations. Disclose the number of shareholder redemptions as of March 22, 2022, when you entered into the committed equity financing agreement, and whether you met the Minimum Cash Condition to close the Business Combination on that date, with a view to understanding the context in which this agreement was negotiated.

Response: The Company has revised its disclosure on pages 4, 5, 56 and 57 to address the Staff’s comment.

4.

Please revise to update your disclosures throughout the filing, as applicable, consistent with the revised disclosure that you provide in response to our comment letter issued on May 20, 2022, with respect to your Resale Form F-1.

Response: The Company notes the Staff’s comment and has revised the applicable disclosures accordingly.

*        *         *

Should you have any questions or comments with respect to Amendment No. 1 or this letter, please contact Nicholas A. Dorsey at 212-474-1764.

Sincerely,
/s/ Nicholas A.Dorsey
Nicholas A.Dorsey

Copy to:

Mostafa Kandil

        Youssef Salem

              Swvl Inc.

                    The Offices 4, One Central

                           Dubai World Trade Centre

                                 Dubai, UAE

VIA E-MAIL

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